[Missing Graphic Reference]	Douglas E. Scully Vice President, Corporate Counsel
The Prudential Insurance Company of America 751 Broad Street Newark, NJ 07102-3777 Tel (203) 925-6960 douglas.scully@prudential.com

FILED VIA EDGAR

December 4, 2015

Alberto Zapata, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Pruco Life Flexible Premium Variable Annuity Account (“Registrant”)
Pruco Life Insurance Company (“Depositor”)
Registration Statement on Form N-4 (File No. 333-184541)
ACCESSION NUMBER: 0000777917-15-000144

Dear Mr. Zapata:

Pursuant to Section 230.477 of Title 17 of the Code of Federal Regulations, we submit this application to withdraw the Post-Effective Amendment No. 8 to the prospectus that was filed on October 20, 2015 for Pruco Life’s Prudential Defined Income Annuity (File No. 333-184541) to the N-4 registration statement (“Amendment No. 8”).

We are withdrawing Amendment No. 8 at this time based on a reassessment of business priorities.  No securities were sold in connection with the offering.

Please call me at (203) 925-6960, if you have any questions.

Sincerely,

Pruco Life Insurance Company

/s/ Douglas E. Scully

Douglas E. Scully
Vice President, Corporate Counsel